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                           November 21, 2022

       Thomas Logan
       Chief Executive Officer
       Mirion Technologies, Inc.
       1218 Menlo Drive
       Atlanta, Georgia 30318

                                                        Re: Mirion
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2022
                                                            File No. 333-268445

       Dear Thomas Logan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Bryan Quinn, Esq.